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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
   PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
1934

                           TWIN DISC, INCORPORATED

           (Exact name of registrant as specified in its charter)

  Wisconsin                       1-7635                       39-0667110
(State or other           (Commission File Number)          (I.R.S. Employer
Jurisdiction of                                            Identification No.)
Incorporation)

1328 Racine Street, Racine, Wisconsin                             53403
(Address of principle executive offices)                        (Zip Code)

Registrant's telephone number, including area code:          (414) 638-4000

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered

PREFERRED STOCK PURCHASE RIGHTS                 NEW YORK STOCK EXCHANGE
(Pursuant to Rights Agreement
   dated April 17, 1998)

Securities to be registered pursuant to Section 12(g) of the Act:
                                     NONE
                              (Title of class)

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Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED.

On April 17, 1998, the Board of Directors of Twin Disc, Incorporated (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on June 30, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, without par value (the "Preferred Stock"), at a Purchase Price of $160 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Trust Company, as Rights Agent. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Rights Agreement.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of 1. 10 Business Days following a public announcement that a Person or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (or 25% in the case of any Person or group which currently owns 15% or more of the shares or who shall become the Beneficial Owner of 15% or more of the shares as a result of any transfer by reason of the death of or by gift from any other Person who is an Affiliate or an Associate of such existing holder or by succeeding such a Person as trustee of a trust existing on the Record Date ("Existing Holder")), (the date of such announcement being the "Stock Acquisition Date") or 2. ten Business Days following the commencement of a tender offer or exchange offer that would result in a Person or group beneficially owning 25% or more of such outstanding shares of Common Stock. A Person who is not an Acquiring Person will not be deemed to have become an Acquiring Person solely as a result of a reduction in the number of shares of Common Stock outstanding due to a repurchase of Common Stock by the Company until such Person becomes the Beneficial Owner of any additional shares of Common Stock.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 1, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock out-

standing will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Racine time) on June 30, 2008, unless earlier redeemed by the Company as described below.
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As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with shares of Common Stock issued upon exercise of employee stock options or the conversion of convertible securities issued after July 1, 1998, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that (i) a Person becomes the beneficial owner of more than 25% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and otherwise in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms, and except solely due to a reduction in the number of shares of Common Stock outstanding due to the repurchase of Common Stock by the Company), (ii) any Acquiring Person, or any Associate or Affiliate of any Acquiring Person engages in a merger or other business combination with the Company, and its Common Stock is not changed or exchanged, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $160 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $320 worth of Common Stock (or other consideration, as noted above) for $160. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $160.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events".
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In general, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, at any time until ten Business Days following the Stock Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if each Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, that no amendment shall be made at such time as the Rights are not redeemable.

As of March 31, 1998, there were 2,844,834 shares of Common Stock of the Company issued and outstanding and 798,796 shares of Common Stock of the Company in the treasury. (As of March 31, 1998, options to purchase 221,950 shares of Common Stock were outstanding.) Each share of Common Stock of the Company outstanding at the close of business on June 30, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise, conversion or exchange of certain securities of the Company. Fifty thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its shareholders. The Rights should not interfere with any

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merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, for a classified Board of Directors divided into three classes, the approval of the holders of shares of all classes of stock of the Company possessing four-fifths of the voting rights in the election of Directors to authorize certain business transactions unless that transaction is approved by a majority of the Directors who were elected prior to the time any such other corporation with which such business transaction is proposed became a beneficial owner of more than 10% of the voting rights in elections of Directors.

The Rights Agreement, dated as of April 17, 1998, between the Company and Firstar Trust Company, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.       EXHIBITS.

         Exhibit No.                             Exhibit
         ----------                              -------
             1 Rights Agreement dated as of April 17, 1998 between the Registrant and Firstar Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

             2 Form of Certificate of Designation, Preferences and Rights of Series A Junior Preferred Stock

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned and hereunto duly authorized.




                                        TWIN DISC, INCORPORATED



                                        By:/s/ Michael E. Batten
                                           - - - - - - - - - - - - - - - -
                                           Michael E. Batten,
                                           Chief Executive Officer

Dated: May 4, 1998



                              EXHIBIT INDEX

  Exhibit No.                    Exhibit                             Page
  ----------                     -------                             ----
      1         Rights Agreement dated as of April 17, 1998            7
                between the Registrant and Firstar Trust Company, which includes as Exhibit A thereto, the Form of Rights Certificate.

      2         Form of Certificate of Designation, Preferences       55
                and Rights of Series A Junior Preferred Stock.

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